SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name: Coller Private Credit Secondaries

Address of Principal Business Office (No. & Street, City, State, Zip Code):

950 Third Avenue

New York, New York 10022

Telephone Number (including area code): (212)-822-4259

Name and address of agent for service of process:

Richard Jason Alexander Elmhirst

950 Third Avenue

New York, New York 10022

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the [ ]th day of August 2024.

COLLER SECONDARIES PRIVATE EQUITY FUND

By:	/s/ Radin Ahmadian
Name:	Radin Ahmadian
Title:	Initial Trustee

Attest:	/s/ Josh Schnurman
Name:	Josh Schnurman
Title:	Treasurer